UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Alexander C. Kinzler
c/o Barnwell Industries, Inc.
1100 Alakea Street, Suite 500
Honolulu, Hawaii 96813
(808) 531-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 068221100

1	NAMES OF REPORTING PERSONS
Alexander C. Kinzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
929,500(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
929,500(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
929,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.33%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)           This amount includes 929,500 shares of common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”), held directly by Mr. Kinzler.

(2)           Based on 9,956,687 shares of common stock, par value $0.50 per share, of the Company, outstanding as of December 9, 2022, as represented in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on December 29, 2022.

Explanatory Note

This Amendment No. 8 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 8”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Alexander C. Kinzler on December 21, 2012 (as amended by the Reporting Person, the “Schedule 13D”).  Except as amended and supplemented by this Amendment No. 8, the Schedule 13D remains unchanged.

On January 21, 2023, Alexander C. Kinzler, a stockholder and director of the Company, entered into a cooperation and support agreement (the “Agreement”) with the Company and MRMP-Managers LLC, Ned L. Sherwood Revocable Trust, NLS Advisory Group, Inc. and Ned L. Sherwood (collectively, the “MRMP Stockholders”) regarding the composition of the Company’s Board of Directors (the “Board”) and certain other matters, and this Amendment No.8 is being filed in respect thereof.

 Item 2.  Identity and Background.

Item 2(b) is hereby amended in its entirety as follows:

(b)  Mr. Kinzler’s business address is c/o Barnwell Industries, Inc., 1100 Alakea Street, Suite 500, Honolulu, Hawaii 96813.

Item 3.  Source or Amount of Funds or Other Consideration.

There is no update or amendment to this Item 3.

Item 4.  Purpose of Transaction.

Mr. Kinzler is President and CEO of the Company and has been a member of the Company’s Board since 1999.  Mr. Kinzler holds 929,500 shares of Common Stock.

On January 21, 2023, Mr. Kinzler,  in his capacity as a stockholder, entered into the Agreement with the Company and the MRMP Stockholders regarding the composition of the Board and certain other matters.

Pursuant to the terms of the Agreement, the Company agreed, among other things, (i) to promptly appoint Joshua S. Horowitz and Laurance Narbut to serve on its Board, subject to certain customary board procedures and (ii) use commercially reasonable efforts to hold the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) within sixty (60) days of the date of the Agreement.

Pursuant to the terms of the Agreement, the Company has also agreed to nominate Kenneth Grossman, Douglas Woodrum, and Messrs. Kinzler, Horowitz and Narbut as candidates for election to the Board at the 2023 Annual Meeting and the 2024 annual meeting of stockholders (the “2024 Annual Meeting”), and Mr. Kinzler and the MRMP Stockholders have agreed to vote their respective shares of Common Stock of the Company in favor of the election of the Company’s slate at the 2023 Annual Meeting and 2024 Annual Meeting.

The MRMP Stockholders have also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the date that is ten (10) business days prior to the deadline for the submission of stockholder nominations for directors for the Company’s 2025 annual meeting of stockholders (the “Standstill Period”).

During the Standstill Period, subject to certain conditions, the MRMP Stockholders shall have the right to designate up to two (2) persons (the “Sherwood Designees”), which shall initially be Messrs. Narbut and Woodrum.  If, at any time prior to the expiration of the Standstill Period, any of the Sherwood Designees are unable or unwilling to serve as a director, the MRMP Stockholders, for so long as they maintain at least 50% of their current ownership of Common Stock as of the Signing Date (as defined in the Agreement), shall have the right to propose to the Company a replacement director with relevant financial and business experience, who shall be subject to the reasonable approval of the Board.  If, at any time prior to the expiration of the Standstill Period, Mr. Kinzler is unable or unwilling to serve as a director, Mr. Kinzler, for so long as he and his affiliates maintain at least 50% of their current ownership of Common Stock as of the Signing Date, shall have the right to propose to the Company a replacement director for himself with relevant financial and business experience, who shall be subject to the reasonable approval of the Board.  Pursuant to the Agreement, Mr. Kinzler further agreed that he will not stand for re-election if his ownership of Common Stock falls below 5.0% of the outstanding Common Stock.

Pursuant to the terms of the Agreement, the Company also agreed to take all necessary actions to terminate the Tax Benefits Preservation Plan, dated as of October 17, 2022; however, the MRMP Stockholders agreed that for a period of twelve (12) months following January 21, 2023, they shall not have, in the aggregate, beneficial ownership of, or economic exposure to, more than twenty-eight percent (28%) of the Company’s outstanding voting securities, and that for a period of twelve (12) months following January 21, 2024, they shall not have, in the aggregate, beneficial ownership of, or economic exposure to, more than thirty percent (30%) of the Company’s outstanding voting securities.

The Company, Mr. Kinzler and the MRMP Stockholders agreed to mutual non-disparagement provisions and agreed to jointly issue a press release announcing certain terms of the Agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Mr. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.  Mr. Kinzler may also dispose of some or all of the shares of Common Stock that he beneficially owns.  Mr. Kinzler disclaims the formation of any group with the MRMP Stockholders.

          Except as set forth in this Item 4, Mr. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Kinzler may be deemed to beneficially own 929,500 shares of Common Stock which are held directly by Mr. Kinzler.  The foregoing 929,500 shares of Common Stock represent approximately 9.33% of the Company’s outstanding Common Stock (based on 9,956,687 shares of common stock, par value $0.50 per share, of the Company, outstanding as of December 9, 2022, as represented in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on December 29, 2022).

(b) See Items 7-10 on Mr. Kinzler’s Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(c) Mr. Kinzler has not engaged in transactions of Common Stock during the past sixty days.

(d) None.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth in Item 4 is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1. The Agreement, dated January 21, 2023, by the Alexander C. Kinzler, the Company and the MRMP Stockholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2023	By:	/s/ Alexander C. Kinzler
Name: Alexander C. Kinzler